Exhibit 99.1

9 October 2013

Sesa Sterlite Limited

Production Release for the Second Quarter and

Half Year Ended 30 September 2013

Q2 Highlights

•	Record oil & gas production

•	Increased production of refined zinc, lead and silver at Zinc India

•	Merger of Sterlite Industries (India) Limited and Sesa Goa Limited, and Vedanta Group consolidation completed; merged company named “Sesa Sterlite Limited”

Zinc - India

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
ZINC INDIA
Mined metal content	222	190	16%	238	459	377	22%
Refined Zinc – Total	196	163	21%	174	370	324	14%
Refined Zinc – Integrated	195	153	28%	173	368	310	19%
Refined Zinc – Custom	1	10	(84%)	1	2	14	(83%)
Refined Lead - Total [1]	32	27	17%	33	64	58	11%
Refined Lead – Integrated	31	24	29%	29	60	53	13%
Refined Lead – Custom	1	3	(64%)	3	4	5	(13%)
Saleable Silver - Total (in tonnes) [2]	90	84	7%	96	186	157	18%
Saleable Silver - Integrated (in tonnes)	84	73	14%	77	160	143	12%
Saleable Silver – Custom (in tonnes)	6	11	(44%)	19	26	14	85%

Mined metal production increased by 16% in Q2 and 22% in H1, as compared with the corresponding prior periods respectively, and we expect to deliver approximately 950 kt of mined metal production during the year.

Due to a significant improvement in the operational efficiency of smelters, integrated production of refined zinc, lead and saleable silver increased by 28%, 29% and 14%, respectively, in Q2, as compared with the corresponding prior quarter.

The Kayad and Rampura Agucha underground mine projects are progressing well to deliver commercial production in this fiscal year.

Sesa Sterlite Limited Production Results for the Second Quarter and Half Year ended 30 September 2013	Page 2 of 7

Zinc International

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
Zinc International	106	114	(6%)	90	196	220	(11%)
Zinc -refined	35	37	(5%)	34	69	73	(5%)
Mined metal content - BMM and Lisheen	71	77	(7%)	56	127	147	(14%)

Total production of refined zinc and mined zinc-lead metal in concentrate (MIC) increased to 106,000 tonnes in Q2 as compared with 90,000 tonnes in Q1, as the operations stabilised after the disruptions at Lisheen and BMM in Q1. In line with earlier guidance, we expect to produce around 390 kt of refined zinc and mined zinc-lead metal in concentrate in FY2014.

Oil and Gas

	Q2			Q1	H1
Particulars	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
OIL AND GAS (boepd)
Average Daily Gross Operated Production (boepd)	213,299	—	—	—	212,873	—	—
Rajasthan	175,478	—	—	—	174,503	—	—
Ravva	29,151	—	—	—	28,704	—	—
Cambay	8,671	—	—	—	9,666	—	—
Average Daily Working Interest Production (boepd)	132,862	—	—	—	132,477	—	—
Rajasthan	122,835	—	—	—	122,152	—	—
Ravva	6,559	—	—	—	6,458	—	—
Cambay	3,468	—	—	—	3,866	—	—
Total Oil and Gas (million boe)
Oil & Gas- Gross	7.60	—	—	—	7.60	—	—
Oil & Gas-Working Interest	4.77	—	—	—	4.77	—	—

Note: Sesa Sterlite acquired a 38.7% stake in Cairn India Limited, effective 26th August 2013. This has increased the company’s stake in Cairn India from 20.1% to 58.8%. The average daily gross operated and working interest production numbers in the table above are for the complete quarter and half year. The total oil and gas production (in million boe) in the table above are for the period from 26 August 2013.

In Q2, average gross operated production and working interest production were 213,299 barrels of oil equivalent per day (boepd) and 132,862 boepd respectively. The gross production at the Rajasthan block was 175,478 boepd.

Exploration drilling continues in the Rajasthan block with the current program targeting half of the 530 million barrels of gross recoverable risked prospective resource base, including considerable deep gas prospects in this fiscal year.

Sesa Sterlite Limited Production Results for the Second Quarter and Half Year ended 30 September 2013	Page 3 of 7

Iron Ore

	Q2			Q1	H1
Particulars (in million dry metric tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
IRON ORE [3]
Sales	—	0.2	—	—	—	3.1	—
Goa	—	0.2	—	—	—	3.0	—
Karnataka [4]	—	0.0	—	—	—	0.1	—
Production of Saleable Ore	—	0.4	—	—	—	3.7	—
Goa	—	0.4	—	—	—	3.7	—
Karnataka	—	0.0	—	—	—	0.0	—
Production (‘000 tonnes)
Pig Iron	129	82	57%	110	238	121	97%
Met Coke	88	83	6%	85	173	146	18%

During H1, our iron ore operations in Goa and Karnataka continued to be suspended. Following the lifting of restriction on mining in Karnataka by the Supreme Court, we are now awaiting final statutory clearances to restart mining. We expect to resume mining in Karnataka shortly. Regarding the suspension of mining in Goa, the hearings have commenced at the Supreme Court.

Production of pig iron and metallurgical coke were 57% and 6% higher at 129,000 tonnes and 88,000 tonnes, respectively, as compared with the corresponding prior period due to the new capacities that were commissioned in Q2 FY2013.

Copper - India and Australia

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
COPPER- INDIA / AUSTRALIA
Copper - Mined metal content	6	6	(4%)	6	12	13	(8%)
Copper - Cathodes	82	87	(5%)	16	98	175	(44%)
Tuticorin power sales (million units)	158	—	—	137	295	—	—

Following a temporary closure in Q1, the smelter had restarted in end June and is now operating at full capacity. Copper cathode production was 82,000 tonnes in Q2 and 98,000 tonnes in H1. However, the copper anode production in Q2 was 90,000 tonnes, in line with the rated capacity.

Mined metal production at our Australia mine was 6,000 tonnes in Q2.

Sesa Sterlite Limited Production Results for the Second Quarter and Half Year ended 30 September 2013	Page 4 of 7

Aluminium

	Q2			Q1	H1
Particulars (in’000 tonnes, or as stated)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
ALUMINIUM
Alumina-Lanjigarh	116	205	(43%)	0	116	423	(73%)
Total Aluminum Production	200	197	2%	195	395	382	3%
Jharsuguda-I	137	134	2%	134	271	259	5%
Korba-II	63	63	1%	61	124	123	1%

The Lanjigarh alumina refinery recommenced operations in July and produced 116,000 tonnes in Q2. During Q2, the refinery supplied 17% of the alumina consumed by our smelters as compared with 100% import of alumina feed by the smelters in Q1. We expect the refinery to ramp-up to its rated capacity in Q3 FY2014.

In Q2, the Jharsuguda-I and Korba-II smelters continued to operate above their rated capacities. Around 60% of the total production was converted into value added products in Q2, in line with the corresponding prior period.

We expect to tap the first metal at 325 ktpa BALCO-III Aluminium smelter in Q3 FY2014. Having obtained the forest clearance for the BALCO coal block, we expect to commence mining in Q1 FY2015. We continue to evaluate the potential start-up date of the 1.25 mtpa Jharsuguda smelter.

Power

	Q2			Q1	H1
Particulars (in million units)	FY2014	FY2013	% change YoY	FY2014	FY2014	FY2013	% change YoY
POWER
Total Power Sales	1,910	2,695	(29%)	3,177	5,087	5,364	(5%)
Jharsuguda 2,400 MW [5]	1,494	1,940	(23%)	2,604	4,098	3879	6%
BALCO 270 MW	44	346	(87%)	187	231	684	(66%)
MALCO	221	221	—	224	445	431	3%
HZL Wind Power	151	188	(20%)	162	313	370	(15%)

Power sales were lower at 1,910 million units in Q2 and 5,087 million units in H1, primarily due to lower power sales from Jharsuguda 2,400MW power plant which operated in Q2 at a PLF of 31% for all four units as compared with 41% for three units during the corresponding prior period. The lower PLF at Jharsuguda and BALCO 270 MW was largely on account of lower demand.

Work at the Talwandi Sabo power project is progressing well and the first unit is expected to be synchronized in Q3 FY2014.

Sesa Sterlite Limited Production Results for the Second Quarter and Half Year ended 30 September 2013	Page 5 of 7

Production Summary (Unaudited)

				(in ’000 tonnes, except as stated)
Particulars	Q2			Q1	H1
	FY 2014	FY 2013	% change YoY	FY 2014	FY 2014	FY 2013	% change YoY
Zinc India
Mined metal content	222	190	16%	238	459	377	22%
Refined Zinc – Total	196	163	21%	174	370	324	14%
Refined Zinc - Integrated	195	153	28%	173	368	310	19%
Refined Zinc – Custom	1	10	(84%)	1	2	14	(83%)
Refined Lead - Total [1]	32	27	17%	33	64	58	11%
Refined Lead - Integrated	31	24	29%	29	60	53	13%
Refined Lead – Custom	1	3	(64%)	3	4	5	(13%)
Saleable Silver - Total (in tonnes) [2]	90	84	7%	96	186	157	18%
Saleable Silver - Integrated (in tonnes)	84	73	14%	77	160	143	12%
Saleable Silver – Custom (in tonnes)	6	11	(44%)	19	26	14	85%
Zinc International	106	114	(6%)	90	196	220	(11%)
Zinc –refined Skorpion	35	37	(5%)	34	69	73	(5%)
Mined metal content- BMM and Lisheen	71	77	(7%)	56	127	147	(14%)
Oil and Gas
Average Daily Gross Operated Production (boepd)	213,299	—	—	—	212,873	—	—
Rajasthan	175,478	—	—	—	174,503	—	—
Ravva	29,151	—	—	—	28,704	—	—
Cambay	8,671	—	—	—	9,666	—	—
Average Daily Gross Operated Production (boepd)	132,862	—	—	—	132,477	—	—
Rajasthan	122,835	—	—	—	122,152	—	—
Ravva	6,559	—	—	—	6,458	—	—
Cambay	3,468	—	—	—	3,866	—	—
Total Oil and Gas (million boe)
Oil & Gas – Gross	7.60	—	—	—	7.60	—	—
Oil & Gas - Working Interest	4.77	—	—	—	4.77	—	—
Iron Ore [3] (in million dry metric tonnes, or as stated)
Sales	—	0.2	—	—	—	3.1	—
Goa	—	0.2	—	—	—	3.0	—
Karnataka [4]	—	0.0	—	—	—	0.1	—
Production of Saleable Ore	—	0.4	—	—	—	3.7	—
Goa	—	0.4	—	—	—	3.7	—
Karnataka	—	0.0	—	—	—	0.0	—
Production (‘000 tonnes)
Pig Iron	129	82	57%	110	238	121	97%
Met Coke	88	83	6%	85	173	146	18%

Sesa Sterlite Limited Production Results for the Second Quarter and Half Year ended 30 September 2013	Page 6 of 7

Particulars	Q2			Q1	H1
	FY 2014	FY 2013	% change YoY	FY 2014	FY 2014	FY 2013	% change YoY
Copper- India / Australia
Copper - Mined metal content	6	6	(4%)	6	12	13	(8%)
Copper - Cathodes	82	87	(5%)	16	98	175	(44%)
Tuticorin power sales (million units)	158	0		137	295	0
Alumina
Lanjigarh	116	205	(43%)	0	116	423	(73%)
Aluminium
Total Aluminum Production	200	197	2%	195	395	382	3%
Jharsuguda	137	134	2%	134	271	259	5%
Korba II	63	63	1%	61	124	123	1%
Power (in million units)
Total Power Sales	1,910	2,695	(29%)	3,177	5,087	5,364	(5%)
Jharsuguda 2,400 MW 5	1,494	1,940	(23%)	2,604	4,098	3,879	6%
Balco 270 MW	44	346	(87%)	187	231	684	(66%)
MALCO	221	221	—	224	445	431	3%
HZL Wind Power	151	188	(20%)	162	313	370	(15%)

1.	Includes captive consumption of 3,344 tonnes in H1 FY 2014 vs 3,076 tonnes in H1 FY 2013, and 1,700 tonnes in Q2 FY 2014 vs 1,435 tonnes in Q2 FY 2013
2.	Excludes captive consumption of 18 tonnes in H1 FY 2014 vs 16 tonnes in H1 FY 2013, and 9 tonnes in Q2 FY 2014 vs 8 tonnes in Q2 FY 2013.
3.	Iron Ore sales include internal consumption of nil tonnes in H1 FY2014 vs 0.18 million tonnes in H1 FY2013 and nil tonnes in Q2 FY2014 vs 0.12 million tonnes in Q2 FY2013.
4.	Sales of iron ore from Karnataka were 0.02 million tonnes in H1 FY2014 vs 0.06 million tonnes in H1 FY2013 and nil tonnes in Q2 FY2014 vs 0.01 million tonnes in Q2 FY2013.
5.	Includes production under trial run of Nil units in H1 FY2014 vs. 339 million units in H1 FY2013 and Nil units in Q2 FY2014 vs 138 million units in Q2 FY2013.

Note: Sesa Sterlite acquired a 38.7% stake in Cairn India Limited, effective 26th August 2013. This has increased the company’s stake in Cairn India from 20.1% to 58.8%. The average daily gross operated and working interest production numbers in the table above are for the complete quarter and half year. The total oil and gas production (in million boe) in the table above are for the period from 26 August 2013.

For further information, please contact:

Investors	sesasterlite.ir@vedanta.co.in
Ashwin Bajaj	Tel: +91 22 6646 1531
Senior Vice President – Investor Relations
Sesa Sterlite Limited

Sesa Sterlite Limited Production Results for the Second Quarter and Half Year ended 30 September 2013	Page 7 of 7

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resource companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources Plc, a FTSE 100 company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.